20549 - 0408

									May 27, 2005

Robert Sarver
Chief Executive Officer
Western Alliance Bancorporation
2700 West Sahara Avenue
Las Vegas, Nevada  89102

Re :  Western Alliance Bancorporation
        Form S-1, filed April 28, 2005
        File numbers 333-124406

Dear Mr. Sarver:

      We have the following comments on the above referenced filing.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. We note that pricing information has not been provided in the filing. Please confirm supplementally that you will not be distributing the prospectus in preliminary form until this information is included. Also please be aware that when a completed prospectus is filed with the staff with such basic information as pricing information, capitalization, dilution etc. it may take us a substantial amount of additional time to review your document and we may have numerous additional comments and the additional comments may be material.


Western Alliance Bancorporation - page 1

2. Here and elsewhere where lists are provided in the text, we assume that the list are provide in the order of importance to the company.
We note, for example, the second line reference to non-profit organizations directly after locally owned businesses. We assume that management views local non-profit organizations as their second most import group of customers.

3. Please quantify your focus on commercial lending. We note that commercial lending of different types appears to represent some
90%
of your loan portfolio.

4. Please consider including the influence of your local economic environment in the second paragraph where you discuss the reasons for your success. We note the market information on page 3.

5. Please delete the compounded growth information in the fourth paragraph. You may replace this with information with annual information for the same period, which we believe gives more precise information to shareholders.

Our Strategy - page 2

6. Clarify that it is the opinion of management that these factors are the basis for your success. Clarify elsewhere in the prospectus, such as in the second sentence of the first full paragraph on page 3, when information is your company`s opinion.

7. We note that 42.7% of your deposit base is non-interest bearing.
Given the significance of this figure, please briefly describe this deposit base here. In addition, elsewhere in the prospectus where appropriate, please describe in more detail the types of customers who are making these deposits, the size of their deposits and any other material aspects of this deposit base. Also discuss the possible effect on this deposit base and company operations that might result if there is a significant increase in interest rates

8. We note the loan-to-deposit ratio of 67.7%. Please summarize management`s operational thinking about this situation. Where appropriate in the body of the text, please discuss this situation in detail, including the reasons for it, its consequences and whether it is the desired level of lending. If it is not the desired level, please quantify at what level you would prefer it to be, if known.

Our Market Areas - page 3

9. Please quantify the level or growth expected between 2004 and
2009
and for the same four year period on a look back basis.

10. Please identify any underlying factors that have materially contributed to the rapid growth in the Las Vegas area and address this more fully in the body of the text on page 54.

Use of Proceeds - page 4

11. Given the significant liquidity position of the company, please further explain the underlying reasons for the offering. If a significant portion of the funds will be used to open new branches, please discuss. We note the disclosure elsewhere that your company intends to open 9 new branches in the next 18 months. Please discuss the anticipated cost to open these branches or the average historical cost to open a new branch. If another reason for the offering at this time is to increase capital levels to ensure compliance with capital level requirements, please discuss.

Mr. Sarver`s involvement in outside business... - page 11

12. Here or elsewhere, please quantify the percentage of Mr.
Sarver`s
time that he spends on the company`s business.

Terrorist attacks... - page 12

13. A number of your risk factors do not seem to describe a risk,
or
if it is a risk, it is not particular to your company. Where you include generic type risks, please either explain how they relate specifically to your company or consider deleting them. Note, for example, at this risk factor, the next, the first and last on page 13 and the first and last on page 14. For example, the discussion on page 14 pertaining to dilution is a fact as will be discussed on page
20, and does not seem to be risk.

"Anti-takeover"provisions... - page 14

14. Please directly relate this risk to the percentage of shares owned by officers and directors discussed on page 16.

We will retain broad discretion...  - page 16

15. Considering the current liquidity position of the company, consider discussing the amount of time in it may take to effectively deploy the proceeds from this offering. As warranted, discuss the possibility that the offering may lower the company`s return on equity and earnings per share figures.






Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Non-Interest Expense - page 31

16. Please revise here and in footnote 8, to clarify "analysis earnings credits paid to certain title company depositors".
Please
include the following in your discussion:

a) The nature of the relationship with the depositors.

b) The nature of the costs.

c) How the amounts are calculated.

d) How you calculate "internal charges" which are referenced on page
F-21.

e) Your assessment of these costs on future operating results.

Subordinated Debt - page 45

17. Either here or in the financial statement footnotes, please revise to describe the premium to redeem the BankWest Nevada
Capital
Trust I trust preferred securities prior to July 25, 2001.

18. Either here or in the financial statement footnotes, please revise to describe a "special event" and the price of redemption related to the BankWest Nevada Capital Trust I and II trust preferred securities.

Compensation of Directors - page 85
19. lPease disclose how much was paid to each director or the number of in person meetings held and the number of telephonic meetings held.1

Executive Compensation - page 86

20. Please revise footnote (1) to reflect the consulting agreement from which Mr. Sarver benefited. We note the related disclosure at the bottom of page 92.

Note 1. Nature of Business and Summary of Significant Accounting
Policies - page F-7

21. Please revise to disclose your accounting policies for bank-owned life insurance, disclosing the face amount of bank-owned life insurance policies, any restrictions on the use of proceeds and the amount of any loans offset against cash surrender values. Also, revise the Business section to disclose the business reasons for purchasing these policies.
Note 10. Junior Subordinated Debt - page F-22

22. Please revise to state that the trusts are 100% owned finance subsidiaries of Western Alliance Bancorporation. Refer to Rule 3-10(b)(4) of Regulation S-X.
Note 11. Commitments and Contingencies - page F-23

23. Either here or in your summary of significant accounting policies, please revise to expand your discussion of your credit card guarantees. Include the following in your disclose:

a) The nature of the relationship with your customers and the
unrelated third party.    For instance, is this service offered to
all of your customers and for all credit card companies?

b) The objective of the program.

c) The amount of fees recognized for each period presented.

d) How you account for such fees.

General - Accounting

24. Please provide an updated consent from your independent accountants in the pre-effective amendment.

25. To the extent the effectiveness of the registration statement is delayed, please update the financial statements under Rule 3-12 of Regulation S-X.

		        * * * * *

      As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please also furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that given the significance of our comments we may have additional comments after reviewing your amendment and responses to our comments.



      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.








      Direct any questions on accounting matters to Michael Volley, at 202-551-3437, or to Donald Walker, Senior Assistant Chief Accountant, at 202-551-3490. Direct any other questions on these comments to David Lyon at 202-551-3421 or to me at 202-551-3418.


								Sincerely,



								William C-L Friar
								Senior Financial Analyst



By fax: Stuart Stein
	 fax number, 202-637-5910

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Mr. Robert Sarver
Western Alliance Bancorporation
Page 7